Columbia Pipeline Group, Inc.

5151 San Felipe Street, Suite 2500

Houston, Texas 77056

March 13, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Columbia Pipeline Group, Inc.

Registration Statement on Form 10

Filed February 6, 2015

File No. 001-36838

Dear Ms. Ransom:

On behalf of Columbia Pipeline Group, Inc. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated March 6, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10 filed on February 6, 2015 (the “Form 10”). The Company is concurrently filing Amendment No. 1 to the Form 10, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 1 to the Form 10. References in this letter to “we,” “our” or “us” mean the Company, and capitalized terms used, but not defined, in our letter have the meanings given to such terms in the Form 10.

General

1.	Please revise the disclosure throughout your filing regarding the current status of the MLP registration statement. In this regard, we note statements throughout your filing that “[t]he MLP has filed a registration statement with the SEC that is not yet effective (Registration No. 333-198990)”. However, it appears that this registration statement has been declared effective.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Response:

The Form 10 was filed on February 6, 2015, and since that time, the MLP registration statement has been declared effective. Accordingly, the Company has revised the disclosure throughout the Information Statement to reflect the occurrence of the MLP IPO.

2.	Please expand your discussion of the “special dividend” to be paid to NiSource upon completion of the Separation to quantify the amount to be paid and the rationale for such payment. In this regard, we note references to the special dividend throughout your filing.

Response:

The Company has added disclosure on pages 18 and 172 of the Information Statement in response to the Staff’s comment. Throughout the Information Statement, the Company has included a placeholder for the amount of the special dividend, and after the amount of the special dividend has been determined, the Company will include such amount in a future amendment to the Form 10.

Summary

The Separation, page 13

3.	Please disclose, in this section or in another subheading in this summary, the amount that NiSource will receive in conjunction with this offering, including all payments, compensation or the value of any equity that NiSource or its directors or executive officer of each received or will receive in connection with the offering.

Response:

In response to the Staff’s comment, the Company has revised pages 14 and 66 of the Information Statement.

4.	Please expand the disclosure in this section or cross-reference to the appropriate section of your filing and discuss the material assets and liabilities that will be transferred to you by NiSource.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 18 of the Information Statement.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Agreements with NiSource Relating to the Separation

Transition Services Agreements, page 141

5.	Please provide the approximate estimated amount that you will incur as part of this agreement. In this regard, we note your disclosure in this section that “NiSource and CPG will perform the transition services in the manner and at the level of service substantially similar to that immediately prior to the Distribution.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 146 of the Information Statement. The Company has included a placeholder for the amount that the Company expects to pay to NiSource pursuant to the Transition Services Agreement, and after such amount has been determined, the Company will include such amount in a future amendment to the Form 10.

Management’s Discussion & Analysis

How We Evaluate our Operations, page 159

6.	We note your reference here to key measures including the “level of firm capacity subscribed.” Please address in your disclosure the fact that such contracts have a remaining “weighted average remaining contract life of 5.2 years” as of December 31, 2013 and to what extent the company intends to improve upon this measure.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 166 of the Information Statement.

Liquidity and Capital Resources, page 166

7.	It appears that prior to the Separation, you will be issuing “a significant amount of new senior indebtedness” related to senior unsecured notes. Please update your disclosures to include any relevant material terms.

Response:

Prior to the Separation, the Company expects to issue a substantial amount of unsecured senior notes, which may be guaranteed by one or more of our operating or other subsidiaries. The principal amount, maturity, interest rate, redemption provisions, financial covenants and other terms of each issue of senior notes will depend upon the ratings they receive as well as prevailing market conditions at the time of issuance. After the material terms of such notes are determined, the Company will amend the Form 10 to include disclosure of such material terms.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Columbia Pipeline Group, Inc. Predecessor Financial Statements for the Period Ended September 30, 2014

General

8.	Please amend your filing to provide financial statements for Columbia Pipeline Group, Inc. and its predecessor that comply with Rule 3-12 of Regulation S-X at the date the registration statement becomes effective.

Response:

The Company has revised the disclosure in the Information Statement to include financial statements and related disclosure for the year ended December 31, 2014 as required by Rule 3-12 of Regulation S-X. The Company will continue to update the Form 10 in accordance with Rule 3-12 of Regulation S-X through the effective date of the Form 10.

9.	We note disclosure elsewhere in your filing that prior to the Separation, you expect to pay a special dividend to NiSource. Please tell us how you considered the applicability of SAB Topic 1:B.3 to your most recent period of financial statements.

Response:

The Company considered SAB Topic 1:B.3 in preparing the financial statements included in the Information Statement and planned to include the special dividend as adjustment (g) in the Company’s Unaudited Pro Forma Combined Financial Statements in order to comply with SAB Topic 1:B.3. However, upon receipt of the Staff’s comment and further evaluation of SAB Topic 1:B.3, the Company has included in the Columbia Pipeline Group, Inc. Predecessor Combined Balance Sheets on pages F-13 and F-14 of the Information Statement a pro forma balance sheet reflecting the special dividend as a dividend payable alongside the historical balance sheet as of the latest period presented and included footnote disclosure on page F-23 describing the special dividend.

Note 5. Goodwill, page F-22

10.	We note disclosure throughout your filing that “Columbia Gas Transmission Operations, substantially all of which is included in the Predecessor, has been determined to be a reporting unit.” We have the following comments:

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Response:

The Company acknowledges the Staff’s comments set forth below, and, for the convenience of the Staff, has provided a response to each bullet point separately.

•	Please define the term Columbia Gas Transmission Operations and clarify how it relates to the diagram of your ownership structure on page 3 of your filing.

Response:

The Columbia Gas Transmission Operations reporting unit discussed in the Predecessor financial statements includes the following entities: Columbia Gas Transmission, LLC (“TCO”) (including its equity method investments in the Millennium Pipeline and Hardy Storage joint ventures), Columbia Gulf Transmission, LLC (“CGT”) and Crossroads Pipeline Company (“CRD”), all of which have been designated as components and aggregated based on the regulated nature of their operations and similar economic characteristics (e.g., the offering of FERC-regulated pipeline transportation and storage services to LDCs, municipal utilities, direct industrial users, electric power generators and marketers). The Company has revised its disclosure on page F-27 of the Information Statement to include this definition. For the period ended December 31, 2014, TCO and CGT represent 99.5%, 99.8% and 100% of the reporting unit’s total assets, total operating revenues and total operating income, respectively. All of the Predecessor’s goodwill relates to the Columbia Gas Transmission Operations reporting unit as a result of NiSource’s acquisition of Columbia Energy Group in 2000. Each of TCO, CGT and CRD is included in the diagram of our ownership structure on page 3 of the Information Statement.

•	Please tell us whether the predecessor has any reporting units other than Columbia Gas Transmission Operations.

Response:

The Predecessor also includes a second reporting unit (“Midstream”), which has not been allocated any goodwill. The Midstream reporting unit contains the accounts of the Company’s two unregulated businesses: Columbia Midstream Group, LLC (“CMS”) (including its equity method investment in Pennant Midstream, LLC) and Columbia Energy Ventures, LLC (“CEVCO”). Any entities included in the diagram on page 3 of the Information Statement that are not discussed above are either holding companies or service companies that do not meet the definition of reporting units as they are not “businesses” (as that term is defined in ASC 805-10), nor are they regularly reviewed by segment management.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

CMS was originally formed in 2009 out of an approximate $9.0 million transfer of assets from TCO. Given the common control nature of this transfer, and the difference in NiSource’s historical basis in these assets relative to TCO’s carrying value, NiSource performed an analysis to determine how much of the goodwill attributable to TCO at the time of the transfer was allocable to CMS. This analysis showed the balance of goodwill allocable to CMS was approximately $561,000. Given the immateriality of this amount, NiSource did not allocate any goodwill to CMS.

Shortly before CMS was formed, CEVCO was formed through a transfer of mineral interests and storage lease rights from TCO. TCO had an immaterial basis in the mineral interests and storage lease rights transferred. Accordingly, no goodwill was allocated to CEVCO.

After the formation of CMS and CEVCO, management of the CPG segment (as defined in ASC 350-20) began to review separately the unregulated operations. Given the immaterial nature of the unregulated operations, CMS and CEVCO were reviewed by segment management in the aggregate. NiSource aggregated these two components on the basis of immateriality to form the Midstream reporting unit.

The Predecessor has no other reporting units besides Columbia Gas Transmission Operations and Midstream.

•	Since it appears from your disclosure that not all of Columbia Gas Transmission Operations was included in the predecessor, please explain to us how it is appropriate for this to be a reporting unit for the predecessor.

Response:

The Columbia Transmission Operations reporting unit discussed in the NiSource (parent company) financial statements includes the accounts of TCO, CGT, CRD and Central Kentucky Transmission Company (“CKT”). Of these entities, CKT is the only entity not included in the Predecessor. We believe the inclusion of the entire goodwill balance attributable to the Columbia Transmission Operations reporting unit is nonetheless appropriate for the Predecessor due to the immateriality of CKT’s financial position and operations relative to the Predecessor, as demonstrated in the tables below:1

[1]	We acknowledge ASC 350-20 requires the allocation of goodwill on the basis of relative fair value (and not book value as presented below). However, we believe the results of this analysis would not be materially different if presented on a relative fair value basis.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

	As of and for the year ended December 31, 2014
	($ in millions)
	CKT	Predecessor	CKT as % of Predecessor
Total Assets	$0.6	$8,157.5	0.01%
Total Operating Revenues	$0.2	$1,348.0	0.01%
Total Operating Income	$0.0	$491.6	0.01%

	As of and for the year ended December 31, 2013
	($ in millions)
	CKT	Predecessor	CKT as % of Predecessor
Total Assets	$0.6	$7,281.2	0.01%
Total Operating Revenues	$0.2	$1,180.5	0.02%
Total Operating Income	$0.0	$438.2	0.01%

•	Please tell us what your reporting units will be following the separation.

Response:

Subsequent to the Separation, the Company does not anticipate a change in the reporting units, because, with the exception of CKT (the immateriality of which is demonstrated above), the composition of its reporting units will not have changed.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

If you have any questions regarding our responses, please contact the undersigned at (614) 460-6499 or spsmith@nisource.com.

Sincerely,

/s/ Stephen P. Smith

Stephen P. Smith President